

January 29, 2020

Michael Reisner
Co-Chief Executive Officer and Co-President
ICON Leasing Fund Twelve Liquidating Trust
3 Park Avenue, 36th Floor
New York, NY 10016

> **Re: ICON Leasing Fund Twelve Liquidating Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 22, 2019**
> **File No. 000-53189**

Dear Mr. Reisner:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services